UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE FIRST QUARTER 2019 OF $21.2 MILLION, OR $0.54 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 17, 2019

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the first quarter (“1Q19”) ended March 31, 2019.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q19	4Q18	1Q18
Key Income Statement Highlights
Net Interest Income ("NII")	$28.0	$28.0	$26.6
Fees and commissions, net	$2.4	$5.4	$3.1
Total revenues	$32.1	$34.1	$30.7
(Impairment loss) recovery on financial instruments	$(0.9)	$1.3	$(1.9)
Impairment loss on non-financial assets	$0.0	$(2.3)	$0.0
Operating expenses	$(9.9)	$(12.4)	$(14.3)
Profit for the period	$21.2	$20.7	$14.5
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.54	$0.52	$0.37
Return on Average Equity (“ROAE”) (2)	8.6%	8.3%	5.6%
Return on Average Assets (“ROAA”)	1.31%	1.20%	0.91%
Net Interest Margin ("NIM") (3)	1.74%	1.61%	1.68%
Net Interest Spread ("NIS") (4)	1.16%	1.08%	1.26%
Efficiency Ratio (5)	30.8%	36.3%	46.6%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio (6)	$6,006	$6,290	$5,731
Investment Portfolio	$90	$107	$85
Total assets	$6,450	$7,609	$5,875
Total equity	$997	$994	$1,047
Market capitalization (7)	$788	$684	$1,127
Tier 1 Basel III Capital Ratio (8)	20.1%	18.1%	22.6%
Total assets / Total equity (times)	6.5	7.7	5.6
Liquid Assets / Total Assets (9)	11.9%	22.4%	9.3%
Credit-impaired loans to Loan Portfolio (10)	1.18%	1.12%	1.12%
Total allowance for losses to Commercial Portfolio (11)	1.75%	1.65%	1.57%
Total allowance for losses to credit-impaired loans (times) (11)	1.6	1.6	1.5

1Q19 Highlights

•	Bladex reported Profits of $21.2 million for the 1Q19, a 47% YoY increase, reflecting improved total revenues (+4% YoY), a 31% reduction in operating expenses and lower provisions for credit losses.

•	The Bank’s quarterly Profits were up from $20.7 million in 4Q18, a 2% QoQ improvement, on the absence of impairment losses on non-financial assets and lower operating expenses (-20% QoQ).

•	Net Interest Income (“NII”) increased to $28.0 million (+5% YoY; relatively stable QoQ) and Margins (“NIM”) of 1.74% (+6bps YoY; +13bps QoQ), on an improvement in net lending spreads and lesser low-yielding liquidity balances QoQ.

•	Fees and Commissions income totaled $2.4 million in 1Q19 (-23% YoY; -56% QoQ). The decrease in fees and commissions reflects a seasonally slower first quarter of the year, and the uneven nature of the loan syndication business.

•	Quarterly operating expenses were $9.9 million, a decrease of 31% YoY (1Q18 expenses were impacted by non-recurring charges). Expenses were 20% lower QoQ, benefitting from a first quarter seasonal effect. The Bank’s Efficiency Ratio improved to 30.8% in 1Q19, compared to 46.6% in 1Q18 and to 36.3% in 4Q18.

•	1Q19 annualized Return on Average Equity (“ROAE”) reached 8.6%, compared to 5.6% in 1Q18 and 8.3% in 4Q18. Both annual and quarterly increases were driven by higher profits, while the Bank’s capitalization remained solid with a Tier 1 Basel III Capital Ratio at 20.1%.

•	End-of-period Commercial Portfolio balance of $6.0 billion in 1Q19 represented a 5% increase YoY, and a 5% reduction QoQ from a seasonally low business quarter. The portfolio’s 1Q19 average balance was $6.1 billion (+1% YoY, -2% QoQ).

•	Credit-Impaired Loans, also referred to as Non-Performing Loans, remained stable QoQ at $64.7 million, or 1.18% of total Loan Portfolio balances at the end of 1Q19. This compares to $58.8 million, or 1.12%, at the end of 1Q18.

•	Allowance for credit losses on the Commercial Portfolio totaled $105.0 million, or 1.75% of the portfolio, representing a reserve coverage of 1.6 times credit-impaired loan balances.

CEO’s Comments

Mr. N. Gabriel Tolchinsky, Bladex’s Chief Executive Officer, said, “The prospect of diminishing trade volumes and other impacts from continuing trade tension, the weight of lower growth rates from developed markets combined with a more challenging political and economic environment in key Latin American countries, results in a macroeconomic context that offers no room for complacency.

Against this backdrop we analyze the risk/reward function at the country level and see a dynamic picture of how our portfolio construction is evolving. With more than 75% of our portfolio maturing in less than one year, Bladex is in a privileged position to dynamically adjust portfolio exposures.

We were pleased with Panama’s upgrade from a major credit rating agency, not only because Panama is our home, but also because it is an important exposure in our portfolio that we intend to increase. We also see growth opportunities in the rest of Central America and the Caribbean, Colombia, Peru and Chile.

The first quarter of the year is a seasonally slow one for Latin America. Nevertheless, our book of business is solid. We are identifying new prospects, increasing share of wallet with our existing client base and structuring value-added transactions with key clients.

Although our focus on high quality borrowers and prescient US dollar liquidity in key markets puts pressure on our origination margins, Bladex continues to originate medium term loans at higher lending spreads than those of maturating loans, thereby improving overall margins for our portfolio.

On the cost side, expenses for the quarter benefitted somewhat from the seasonality effect. That said, we reiterate our statement from the last call that net of restructuring and other non-recurring charges, our recurrent expenses continue to decline.

Against this backdrop, the management of Bladex - as well as its Board of Directors - is cautiously optimistic for the remainder of 2019 and look for a continuation on the profitability path from last quarter.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. The extensive array of products and services include the origination of bilateral short- and medium-term loans, structured and syndicated credits, loan commitments, letter of credit contingencies such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) recovery (impairment loss) on financial instruments, such as loans at amortized cost and loan commitments and financial guarantee contracts, as well as impairment loss in other non-financial assets; and (v) direct and allocated operating expenses.

As of March 31, 2019, Commercial Portfolio balance totaled $6.0 billion, compared to $6.3 billion as of December 31, 2018, and $5.7 billion as of March 31, 2018. The 5% QoQ decrease reflects low business seasonality during the first quarter of the year, while the 5% YoY increase results from higher mid-term lending origination from a year ago. 1Q19 average Commercial Portfolio balance remained relatively stable at $6.1 billion, representing a 2% QoQ decrease and 1% YoY increase.

The Bank’s traditional client base of Financial Institutions represented 55% of the total Commercial Portfolio, compared to 52% a quarter ago and 47% a year ago, with the remaining of the portfolio well diversified across corporate sectors. Geographically, exposure in Brazil, the Bank’s largest country exposure, decreased to 18% of the total Commercial Portfolio, from 19% a quarter ago, but up compared to 16% a year ago. The following countries in terms of geographic exposure were Mexico and Colombia, with 15% and 12% of the total Commercial Portfolio, respectively. As of March 31, 2019, trade finance transactions represented 56% of the short-term Commercial Portfolio, down from 59% a quarter ago and 73% a year ago. 77% of the Commercial Portfolio was scheduled to mature within a year, up from 74% a quarter ago and down from a five-year high of 82% a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

Refer to Exhibit VII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit IX for the Bank’s distribution of loan disbursements by country.

(US$ million)	1Q19	4Q18	1Q18	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$27.8	$28.4	$27.1	-2%	2%
Other income (expense)	2.6	5.8	2.6	-55%	2%
Total revenues	30.4	34.1	29.7	-11%	2%
(Impairment loss) recovery on financial instruments	(1.0)	1.3	(2.0)	-177%	51%
Impairment loss on non-financial assets	0.0	(2.3)	0.0	100%	n.m.
Operating expenses	(7.3)	(9.3)	(10.8)	22%	32%
Profit for the segment	$22.1	$23.8	$16.9	-7%	30%

"n.m." means not meaningful.

The $22.1 million Commercial Business Segment’s profit for the 1Q19 resulted in a 30% YoY increase, mainly attributable to a 2% improvement in total revenues from higher net interest income, along with lower provisions for credit losses and allocated operating expenses. The 7% QoQ decrease in profits during the 1Q19 reflected an 11% QoQ decrease in total revenues, mainly from a seasonally slower fee income generation and a 2% QoQ decrease in net interest income, partially offset by the absence of impairment losses on non-financial assets and lower allocated operating expenses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with its balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and security instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“OCI”) and investment securities at amortized cost (“Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profit from the Treasury Business Segment includes net interest income derived from the above mentioned treasury assets and liabilities and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at fair value through OCI, and other income), recovery (impairment loss) on financial instruments, and direct and allocated operating expenses.

Liquidity balances reverted to historical levels, decreasing to $0.8 billion at the end of 1Q19, of which 99% were held in deposits with the Federal Reserve Bank of New York, compared to $1.7 billion, or 97% of liquid assets, at year-end 2018, and to $0.5 billion, or 99% of liquid assets, at the end of 1Q18. As of these quarter-end dates, liquidity balances to total assets represented 11.9%, 22.4% and 9.3%, respectively, while the liquidity balances to total deposits ratio was 28.0%, 57.4% and 19.3%, respectively.

The Investment Portfolio balances totaled $90 million as of March 31, 2019, compared to $107 million as of December 31, 2018, and compared to $85 million as of March 31, 2018. As of these dates, this portfolio accounted for only 1% of total assets, mostly consisting of readily-quoted Latin American securities, and of which 76% represented sovereign or state-owned risk at the end of the 1Q19, unchanged from a quarter ago and compared to 87% a year ago (refer to Exhibit VIII for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances totaled $2.7 billion at the end of 1Q19, an 8% decrease from $3.0 billion at year-end 2018, and a 2% decrease from $2.8 billion a year ago. As of these quarter-end dates, deposits represented 52%, 46% and 59% of total funding sources, respectively. The majority of the deposits are placed by central banks or designees (i.e.: Class A shareholders of the Bank), with 64%, 71% and 70%, of total deposits, at the end of these periods, respectively. Meanwhile, short- and medium-term borrowings and debt totaled $2.5 billion, a 29% QoQ decrease and a 32% YoY increase, as part of the Bank’s funding requirements from its commercial origination. Weighted average funding costs reached 3.35% in 1Q19, up 22bps from a quarter ago and 103bps from a year ago, reflecting higher LIBOR-based market rates and funding spreads on lower average deposits YoY.

(US$ million)	1Q19	4Q18	1Q18	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$0.2	$(0.4)	$(0.5)	161%	145%
Other income (expense)	1.5	0.4	1.6	307%	-9%
Total revenues	1.7	(0.0)	1.1	n.m.	56%
Recovery on financial instruments	0.0	0.1	0.0	-55%	4%
Operating expenses	(2.6)	(3.1)	(3.6)	16%	28%
Loss for the segment	$(0.9)	$(3.0)	$(2.4)	72%	65%

"n.m." means not meaningful.

The Treasury Business Segment’s results improved to a $0.9 million loss in 1Q19 (+72% QoQ; +65% YoY), mainly as a result of a $1.7 million total revenues from higher NII and other income mainly related to hedging derivatives valuations and gain on sale of financial instruments, along with lower allocated operating expenses.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q19	4Q18	1Q18	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$73.6	$74.1	$57.4	-1%	28%
Interest expense	(45.5)	(46.1)	(30.8)	1%	-48%
Net Interest Income	$28.0	$28.0	$26.6	0%	5%

Net Interest Margin	1.74%	1.61%	1.68%	8%	3%

NII remained stable QoQ at $28.0 million and NIM increased 13bps QoQ to 1.74% in the 1Q19, on an improvement in net lending spreads and lesser low-yielding liquidity balances QoQ. The YoY increases of 5% and 6bps in NII and NIM, respectively, were primarily attributable to the net positive effect in the repricing of the Bank’s assets and liabilities, as the Bank maintained a narrow interest rate gap structure due to the short-term nature of its loan portfolio, and was able to pass along LIBOR-based market rates increases in its funding to its asset base.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market.

(US$ million)	1Q19	4Q18	1Q18	QoQ (%)	YoY (%)
Letters of credit and other contingent credits	2.4	3.5	3.0	-31%	-22%
Loan structuring and distribution fees	0.0	1.9	0.0	-101%	-174%
Fees and Commissions, net	$2.4	$5.4	$3.1	-56%	-23%

Fees and Commissions income totaled $2.4 million in 1Q19, a 56% QoQ decrease reflecting seasonally slower first quarter of the year, along with the uneven nature of the loan syndication business, and a 23% YoY decrease mostly from lower fees in the letters of credit activities.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACT LOSSES

(US$ million, except percentages)	31-Mar-19	31-Dec-18	30-Sep-18	30-Jun-18	31-Mar-18
Allowance for loan losses
Balance at beginning of the period	$100.8	$139.3	$85.8	$82.7	$81.3
Provisions (reversals)	1.6	(1.3)	53.6	7.6	1.4
Write-offs, net of recoveries	0.0	(37.2)	0.0	(4.5)	0.0
End of period balance	$102.3	$100.8	$139.3	$85.8	$82.7

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$3.3	$3.2	$1.7	$7.4	$6.8
Provisions (reversals)	(0.6)	0.1	1.6	(5.8)	0.6
End of period balance	$2.7	$3.3	$3.2	$1.7	$7.4

Total allowance for losses (loans and loan commitments and financial guarantee contract losses)	$105.0	$104.1	$142.5	$87.4	$90.1

Total allowance for losses to Commercial Portfolio	1.75%	1.65%	2.26%	1.44%	1.57%
Credit-impaired loans to Loan Portfolio	1.18%	1.12%	2.08%	0.98%	1.12%
Total allowance for losses to credit-impaired loans (times)	1.6	1.6	1.2	1.6	1.5

The total allowance for credit losses on the Commercial Portfolio totaled $105.0 million at March 31, 2019, or 1.75% of the portfolio, compared to $104.1 million, or 1.65%, respectively, as of December 31, 2018, and compared to $90.1 million, or 1.57%, respectively, as of March 31, 2018. The $0.9 million QoQ increase was primarily associated to an increase in the individually assessed allocation based on lifetime expected credit losses (Stage 3 under IFRS 9), partially offset by the collectively assessed provision on lower Commercial Portfolio volumes.

Credit-impaired loan balances remained unchanged QoQ at $64.7 million, representing 1.18% of total Loan Portfolio balances at the end of 1Q19, compared to 1.12% of total Loan Portfolio balances, at the end of the comparative periods.

OPERATING EXPENSES

(US$ million, except percentages)	1Q19	4Q18	1Q18	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	6.3	6.6	10.1	-4%	-37%
Depreciation of equipment and leasehold improvements	0.7	0.3	0.3	113%	114%
Amortization of intangible assets	0.2	0.2	0.3	-1%	-51%
Other expenses	2.7	5.3	3.6	-49%	-24%
Total Operating Expenses	$9.9	$12.4	$14.3	-20%	-31%
Efficiency Ratio	30.8%	36.3%	46.6%	-15%	-34%

Total Operating Expenses in 1Q19 decreased to $9.9 million, representing a 20% QoQ decrease benefitting from a first quarter seasonal effect, and a 31% YoY decrease mostly related to non-recurring charges from the variable compensation incurred in 1Q18 as the Bank executed personnel restructurings. Consequently, Efficiency Ratio improved to 30.8% in 1Q19, compared to 36.3% in 4Q18 and 46.6% in 1Q18, while total revenues decreased 6% QoQ and increased 4% YoY.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-19	31-Dec-18	31-Mar-18	QoQ (%)	YoY (%)
Tier 1 Capital (8)	$997	$994	$1,047	0%	-5%
Risk-Weighted Assets Basel III (8)	$4,963	$5,494	$4,623	-10%	7%
Tier 1 Basel III Capital Ratio (8)	20.1%	18.1%	22.6%	11%	-11%
Total equity	$997	$994	$1,047	0%	-5%
Total equity to total assets	15.5%	13.1%	17.8%	18%	-13%
Accumulated other comprehensive income (loss) ("OCI")	$(1)	$0	$4	-269%	-120%
Total assets / Total equity (times)	6.5	7.7	5.6	-16%	15%
Shares outstanding (in thousand)	39,544	39,539	39,546	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.5 million common shares outstanding as of March 31, 2019. At the same date, the Bank’s ratio of total assets to total equity was 6.5 times, and the Tier 1 Basel III Capital Ratio strengthened to 20.1%, with decreased level of risk-weighted assets from lower Commercial Portfolio balances, and total equity quarterly stable.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2019. The dividend will be paid on May 15, 2019, to stockholders registered as of April 29, 2019.
▪	Ratings updates: On April 3, 2019, S&P Global Ratings affirmed the Bank’s global- and national-scale issuer credit ratings at “BBB/A-2” and “mxAAA”, respectively. The outlook was revised to “Negative” from “Stable” on shifting economic risk exposures in Latin America countries.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

11)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the trend of lending spreads, changes in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating results and return on equity in future periods, including income derived from the Treasury Business Segment, and changes in the financial and performance strength of the Bank. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 17, 2019 at 9:00 a.m. New York City time (Eastern Standard Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 33287579.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2019	December 31, 2018	March 31, 2018	CHANGE	%	CHANGE	%
	(In US$ thousand)

Assets:

Cash and cash equivalents	$803,549	$1,745,652	$560,276	$(942,103)	(54)%	$243,273	43%

Securities and other financial assets, net	106,549	123,598	93,642	(17,049)	(14)	12,907	14

Loans	5,479,172	5,778,424	5,225,324	(299,252)	(5)	253,848	5
Interest receivable	47,826	41,144	34,023	6,682	16	13,803	41
Allowance for loan losses	(102,346)	(100,785)	(82,670)	(1,561)	(2)	(19,676)	(24)
Unearned interest and deferred fees	(14,938)	(16,525)	(5,927)	1,587	10	(9,011)	(152)
Loans, net	5,409,714	5,702,258	5,170,750	(292,544)	(5)	238,964	5

Customers' liabilities under acceptances	97,805	9,696	4,940	88,109	909	92,865	1,880
Derivative financial instruments assets	2,102	2,688	14,682	(586)	(22)	(12,580)	(86)

Property and equipment, net	23,158	6,686	7,120	16,472	246	16,038	225
Intangibles, net	1,469	1,633	5,115	(164)	(10)	(3,646)	(71)
Investment properties	0	0	5,119	0	n.m.	(5,119)	(100)
Other assets	5,996	16,974	13,401	(10,978)	(65)	(7,405)	(55)

Total assets	$6,450,342	$7,609,185	$5,875,045	$(1,158,843)	(15)%	$575,297	10%

Liabilities

Demand deposits	$21,937	$211,381	$42,001	$(189,444)	(90)%	$(20,064)	(48)%
Time deposits	2,725,637	2,759,441	2,772,214	(33,804)	(1)	(46,577)	(2)
	2,747,574	2,970,822	2,814,215	(223,248)	(8)	(66,641)	(2)
Interest payable	10,399	12,154	8,541	(1,755)	(14)	1,858	22
Total deposits	2,757,973	2,982,976	2,822,756	(225,003)	(8)	(64,783)	(2)

Securities sold under repurchase agreement	28,232	39,767	49,316	(11,535)	(29)	(21,084)	(43)
Borrowings and debt, net	2,513,208	3,518,446	1,900,875	(1,005,238)	(29)	612,333	32
Interest payable	12,296	13,763	8,464	(1,467)	(11)	3,832	45

Customers' liabilities under acceptances	97,805	9,696	4,940	88,109	909	92,865	1,880
Derivative financial instruments liability	29,262	34,043	12,469	(4,781)	(14)	16,793	135
Allowance for loan commitments and financial guarantee contract losses	2,702	3,289	7,423	(587)	(18)	(4,721)	(64)
Other liabilities	11,930	13,615	22,066	(1,685)	(12)	(10,136)	(46)

Total liabilities	$5,453,408	$6,615,595	$4,828,309	$(1,162,187)	(18)%	$625,099	13%

Equity:

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(60,947)	(61,076)	(60,671)	129	0	(276)	(0)
Additional paid-in capital in excess of assigned value of common stock	120,318	119,987	120,319	331	0	(1)	(0)
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	127,504	0	0	8,515	7
Retained earnings	427,064	423,050	480,778	4,014	1	(53,714)	(11)
Other comprehensive income	(710)	420	3,616	(1,130)	(269)	(4,326)	(120)

Total equity	$996,934	$993,590	$1,046,736	$3,344	0%	$(49,802)	(5)%

Total liabilities and equity	$6,450,342	$7,609,185	$5,875,045	$(1,158,843)	(15)%	$575,297	10%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2019	December 31, 2018	March 31, 2018	CHANGE	%	CHANGE	%

Net Interest Income:
Interest income	$73,554	$74,114	$57,437	$(560)	(1)%	$16,117	28%
Interest expense	(45,534)	(46,146)	(30,847)	612	1	(14,687)	(48)

Net Interest Income	28,020	27,968	26,590	52	0	1,430	5

Other income (expense):
Fees and commissions, net	2,350	5,402	3,059	(3,052)	(56)	(709)	(23)
Gain on financial instruments, net	756	253	979	503	199	(223)	(23)
Other income, net	945	461	115	484	105	830	722
Total other income, net	4,051	6,116	4,153	(2,065)	(34)	(102)	(2)

Total revenues	32,071	34,084	30,743	(2,013)	(6)	1,328	4

(Impairment loss) recovery on financial instruments	(942)	1,321	(1,931)	(2,263)	(171)	989	51
Impairment loss on non-financial assets	0	(2,289)	0	2,289	100	0	n.m.

Operating expenses:
Salaries and other employee expenses	(6,311)	(6,599)	(10,094)	288	4	3,783	37
Depreciation of equipment and leasehold improvements	(691)	(325)	(323)	(366)	(113)	(368)	(114)
Amortization of intangible assets	(164)	(165)	(338)	1	1	174	51
Other expenses	(2,718)	(5,294)	(3,559)	2,576	49	841	24
Total operating expenses	(9,884)	(12,383)	(14,314)	2,499	20	4,430	31

Profit for the period	$21,245	$20,733	$14,498	$512	2%	$6,747	47%

PER COMMON SHARE DATA:
Basic earnings per share	$0.54	$0.52	$0.37
Diluted earnings per share	$0.54	$0.52	$0.37
Book value (period average)	$25.45	$25.05	$26.45
Book value (period end)	$25.21	$25.13	$26.47

Weighted average basic shares	39,542	39,539	39,466
Weighted average diluted shares	39,559	39,539	39,492
Basic shares period end	39,544	39,539	39,546

PERFORMANCE RATIOS:
Return on average assets	1.31%	1.20%	0.91%
Return on average equity	8.6%	8.3%	5.6%
Net interest margin	1.74%	1.61%	1.68%
Net interest spread	1.16%	1.08%	1.26%
Efficiency Ratio	30.8%	36.3%	46.6%
Operating expenses to total average assets	0.61%	0.71%	0.90%

(*)	"n.m." means not meaningful.

EXHIBIT III

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2019			December 31, 2018			March 31, 2018
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$877,224	5,357	2.44%	$1,083,628	6,322	2.28%	$752,628	$2,939	1.56%
Securities at fair value through OCI	20,022	250	4.99	19,135	252	5.15	16,652	123	2.95
Securities at amortized cost (1)	83,194	692	3.33	79,907	626	3.06	68,835	485	2.82
Loans, net of unearned interest	5,551,698	67,255	4.85	5,714,077	66,914	4.58	5,576,646	53,890	3.87

TOTAL INTEREST EARNING ASSETS	$6,532,138	$73,554	4.50%	$6,896,748	$74,114	4.21%	$6,414,761	$57,437	3.58%

Allowance for expected credit losses on loans	(98,896)			(138,848)			(81,474)
Non interest earning assets	132,896			121,939			114,985

TOTAL ASSETS	$6,566,137			$6,879,839			$6,448,272

INTEREST BEARING LIABILITIES
Deposits	2,658,892	$17,693	2.66%	2,551,232	$15,986	2.45%	$3,223,641	$14,004	1.74%
Securities sold under repurchase agreement and short-term borrowings and debt	1,389,071	12,079	3.48	1,747,793	13,979	3.13	984,930	6,575	2.67
Long-term borrowings and debt, net (2)	1,390,923	15,762	4.53	1,472,192	16,180	4.30	1,111,615	10,268	3.69

TOTAL INTEREST BEARING LIABILITIES	$5,438,886	$45,534	3.35%	$5,771,217	$46,145	3.13%	$5,320,186	$30,847	2.32%

Non interest bearing liabilities and other liabilities	$120,890			$118,153			$84,259

TOTAL LIABILITIES	5,559,776			5,889,370			5,404,444

EQUITY	1,006,362			990,469			1,043,827

TOTAL LIABILITIES AND EQUITY	$6,566,137			$6,879,839			$6,448,272

NET INTEREST SPREAD			1.16%			1.08%			1.26%

NET INTEREST INCOME AND NET INTEREST MARGIN		$28,020	1.74%		$27,969	1.61%		$26,590	1.68%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

EXHIBIT IV

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/19	DEC 31/18	SEP 30/18	JUN 30/18	MAR 31/18

Net Interest Income:
Interest income	$73,554	$74,114	$65,020	$61,919	$57,437
Interest expense	(45,534)	(46,146)	(37,724)	(34,030)	(30,847)

Net Interest Income	28,020	27,968	27,296	27,889	26,590

Other income (expense):
Fees and commissions, net	2,350	5,402	3,692	5,032	3,059
Gain (Loss) on financial instruments, net	756	253	(1,445)	(796)	979
Other income, net	945	461	564	530	115

Total other income, net	4,051	6,116	2,811	4,766	4,153

Total revenues	32,071	34,084	30,107	32,655	30,743

(Impairment loss) recovery on financial instruments	(942)	1,321	(55,134)	(1,771)	(1,931)
Impairment loss on non-financial assets	0	(2,289)	(4,841)	(2,888)	0
Total operating expenses	(9,884)	(12,383)	(10,851)	(11,370)	(14,314)

Profit (loss) for the period	$21,245	$20,733	$(40,719)	$16,626	$14,498

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.54	$0.52	$(1.03)	$0.42	$0.37

PERFORMANCE RATIOS
Return on average assets	1.31%	1.20%	-2.58%	1.07%	0.91%
Return on average equity	8.6%	8.3%	-15.5%	6.4%	5.6%
Net interest margin	1.74%	1.61%	1.74%	1.81%	1.68%
Net interest spread	1.16%	1.08%	1.20%	1.31%	1.26%
Efficiency Ratio	30.8%	36.3%	36.0%	34.8%	46.6%
Operating expenses to total average assets	0.61%	0.71%	0.69%	0.73%	0.90%

EXHIBIT V

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/19	DEC 31/18	MAR 31/18

COMMERCIAL BUSINESS SEGMENT:

Net interest income	$27,787	$28,350	$27,110
Other income (expense)	2,598	5,759	2,551
Total revenues	30,385	34,109	29,661
(Impairment loss) recovery on financial instruments	(968)	1,263	(1,956)
Impairment loss on non-financial assets	0	(2,289)	0
Operating expenses	(7,310)	(9,317)	(10,762)

Profit for the segment	$22,107	$23,766	$16,943

Segment assets	5,522,790	5,726,977	5,190,926

TREASURY BUSINESS SEGMENT:

Net interest income	$233	$(382)	$(520)
Other income (expense)	1,453	357	1,602
Total revenues	1,686	(25)	1,082
Recovery on financial instruments	26	58	25
Operating expenses	(2,574)	(3,066)	(3,552)

Loss for the segment	$(862)	$(3,033)	$(2,445)

Segment assets	896,984	1,857,196	660,239

TOTAL:

Net interest income	$28,020	$27,968	$26,590
Other income (expense)	4,051	6,116	4,153
Total revenues	32,071	34,084	30,743
(Impairment loss) recovery on financial instruments	(942)	1,321	(1,931)
Impairment loss on non-financial assets	0	(2,289)	0
Operating expenses	(9,884)	(12,383)	(14,314)

Profit for the period	$21,245	$20,733	$14,498

Total segment assets	6,419,774	7,584,173	5,851,165
Unallocated assets	30,568	25,012	23,880
Total assets	6,450,342	7,609,185	5,875,045

EXHIBIT VI

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2019		December 31, 2018		March 31, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$570	9	$611	10	$353	6	$(41)	$217
BOLIVIA	0	0	14	0	5	0	(14)	(5)
BRAZIL	1,089	18	1,210	19	916	16	(121)	173
CHILE	221	4	182	3	253	4	39	(32)
COLOMBIA	762	12	706	11	780	13	56	(18)
COSTA RICA	319	5	409	6	445	8	(90)	(126)
DOMINICAN REPUBLIC	408	7	318	5	200	3	90	208
ECUADOR	406	7	438	7	320	6	(32)	86
EL SALVADOR	54	1	71	1	42	1	(17)	12
GUATEMALA	305	5	344	5	255	4	(39)	50
HONDURAS	42	1	89	1	50	1	(47)	(8)
JAMAICA	0	0	22	0	22	0	(22)	(22)
MEXICO	912	15	917	14	869	15	(5)	43
NICARAGUA	0	0	0	0	24	0	0	(24)
PANAMA	548	9	555	9	437	8	(7)	111
PARAGUAY	150	2	159	2	81	1	(9)	69
PERU	83	1	83	1	313	5	0	(230)
TRINIDAD & TOBAGO	124	2	153	2	184	3	(29)	(60)
URUGUAY	0	0	11	0	39	1	(11)	(39)
OTHER NON-LATAM (1)	103	2	105	2	228	4	(2)	(125)

TOTAL CREDIT PORTFOLIO (2)	$6,096	100%	$6,397	100%	$5,816	100%	$(301)	$280

UNEARNED INTEREST AND DEFERRED FEES	(15)		(17)		(6)		2	(9)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,081		$6,380		$5,810		$(299)	$271

(1)	Risk in countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region and which do not exceed individually 2% of total exposure.
(2)	Includes gross loans (or the “Loan Portfolio”), securities at fair value through OCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT VII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2019		December 31, 2018		March 31, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$570	9	$611	10	$353	6	$(41)	$217
BOLIVIA	0	0	14	0	5	0	(14)	(5)
BRAZIL	1,085	18	1,206	19	912	16	(121)	173
CHILE	216	4	177	3	248	4	39	(32)
COLOMBIA	746	12	678	11	751	13	68	(5)
COSTA RICA	319	5	409	6	445	8	(90)	(126)
DOMINICAN REPUBLIC	408	7	318	5	200	3	90	208
ECUADOR	406	7	438	7	320	6	(32)	86
EL SALVADOR	54	1	71	1	42	1	(17)	12
GUATEMALA	305	5	344	5	255	4	(39)	50
HONDURAS	42	1	89	1	50	1	(47)	(8)
JAMAICA	0	0	22	0	22	0	(22)	(22)
MEXICO	885	15	890	14	849	15	(5)	36
NICARAGUA	0	0	0	0	24	0	0	(24)
PANAMA	518	9	520	8	419	7	(2)	99
PARAGUAY	150	2	159	3	81	1	(9)	69
PERU	83	1	83	1	313	5	0	(230)
TRINIDAD & TOBAGO	116	2	145	2	175	3	(29)	(59)
URUGUAY	0	0	11	0	39	1	(11)	(39)
OTHER NON-LATAM (1)	103	2	105	2	228	4	(2)	(125)

TOTAL COMMERCIAL PORTFOLIO (2)	$6,006	100%	$6,290	100%	$5,731	100%	$(284)	$275

UNEARNED INTEREST AND DEFERRED FEES	(15)		(17)		(6)		2	(9)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$5,991		$6,273		$5,725		$(282)	$266

(1)	Risk in countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region and which do not exceed individually 2% of total exposure.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

EXHIBIT VIII

INVESTMENT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2019		December 31, 2018		March 31, 2018		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$4	5	$4	4	$4	5	$0	$0
CHILE	5	6	5	5	5	6	0	0
COLOMBIA	16	17	28	26	29	34	(12)	(13)
MEXICO	27	30	27	25	20	24	0	7
PANAMA	30	34	35	32	18	21	(5)	12
TRINIDAD & TOBAGO	8	9	8	7	9	10	0	(1)

TOTAL INVESTMENT PORTOFOLIO (1)	$90	100%	$107	100%	$85	100%	$(17)	$5

(1)       Includes securities at fair value through OCI and at amortized cost, gross of interest receivable and the allowance for losses.

EXHIBIT IX

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY			Change in Amount
	(A)	(B)	(C)
COUNTRY	1Q19	4Q18	1Q18	(A) - (B)	(A) - (C)

ARGENTINA	$116	$252	$132	$(136)	$(16)
BOLIVIA	0	4	0	(4)	0
BRAZIL	206	240	116	(34)	90
CHILE	165	28	185	137	(20)
COLOMBIA	358	285	280	73	78
COSTA RICA	94	233	158	(139)	(64)
DOMINICAN REPUBLIC	248	103	117	145	131
ECUADOR	165	272	187	(107)	(22)
EL SALVADOR	35	30	21	5	14
GUATEMALA	52	191	71	(139)	(19)
HONDURAS	13	49	18	(36)	(5)
JAMAICA	0	58	67	(58)	(67)
MEXICO	910	915	1,411	(5)	(501)
NICARAGUA	0	5	0	(5)	0
PANAMA	190	160	78	30	112
PARAGUAY	29	70	28	(41)	1
PERU	34	87	360	(53)	(326)
TRINIDAD & TOBAGO	0	86	77	(86)	(77)
URUGUAY	13	12	0	1	13
OTHER NON-LATAM (1)	25	68	243	(43)	(218)

TOTAL LOAN DISBURSED (2)	$2,653	$3,148	$3,549	$(495)	$(896)

(1)	Risk in countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.